Exhibit 21

GEHL COMPANY

LIST OF GEHL COMPANY SUBSIDIARY COMPANIES

Name	Percent of Ownership	Date Acquired/Formed	Country Domiciled
Gehl Power Products, Inc.	100%	1/98	U.S
Mustang Manufacturing Company, Inc.	100%	9/97	U.S.
Compact Equipment Attachments Inc. (CEA Inc.)	100%	10/00	U.S.
Gehl Europe GmbH	100%	2003	Germany
Gehl Receivables II, LLC	100%	2006	U.S.
Gehl Funding II, LLC	100%	2006	U.S.